UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acacia Research Corporation

File No. 000-26068- CF#27835

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   Acacia Research Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on January 19, 2012.

   Based on representations by Acacia Research Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 2.1   through January 19, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kathleen Krebs
        Special Counsel